U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

 Pascoe                            Thomas
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   (Last)                           (First)             (Middle)

10 Mauchly Drive
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                                    (Street)

Irvine                           California             92618
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

HiEnergy Technologies, Inc. (HIET)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     9/25/02
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     CEO, President and Treasurer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A)         Amount of     ship
                                                    3.           or Disposed of (D)              Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------  Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------   Amount        or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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


===================================================================================================================================

                                                                        (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
==============================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)   Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Employee Stock      See(1)  9/25/02    A       See (2)       See (3)   9/25/12   Common   See (2)         See (2)     D
Option (right to    below                      below         below               Stock    below           below
buy)

===================================================================================================================================
Explanation of Responses:

(1) Exercise Price of Options: The exercise price to purchase an underlying share shall be fixed on the date six months after the date of grant as the lesser of (a) $1.00 per share; or (b) for any offering that closes within six months of the date of grant, the following percentage of the price per unit of the issuer's equity securities (or the price per share at which a series of the issuer's preferred stock is convertible into the issuer's common stock): (i) for preferred with warrants, 70%, (ii) for preferred without warrants, 80%, (iii) for common with warrants, 90%, and (iv) for common, without warrants, 100%.

(2) Number of Options: The option grants the reporting person the right to purchase common shares in an amount equal to ten percent (10%) of the issuer's outstanding common stock on a fully diluted basis, based on the issuer's equity structure on the earlier of (a) the final closing of its offering of its Series
A Convertible Preferred Stock, provided that such final closing has occurred by September 30, 2002, or (b) September 30, 2002.

(3) Vesting of Options: With respect to 75% of the underlying shares, the option shall vest one-twelfth (1/12) with respect to such shares on each of the dates that is the following number of months after the Date of Grant: 3, 6, 9, 12, 15, 18, 21, 24, 27, 30, 33, 36. With respect to 25% of the underlying shares, the option shall vest with respect to such shares, on the earlier of (a) the date when the closing sale price of the issuer's common stock has equaled or exceeded $1.75 on every trading day in a period of 90 consecutive calendar days,
(b) the date immediately preceding a sale of the issuer (whether by merger, share exchange or sale of assets) for $1.75 per share of common stock or more, or (c) if the issuer's common stock ceases to be publicly traded, on the date following the closing of an offering at a deemed price per share of common stock of $1.75 or more, using the same percentage-based pricing structure as used to establish the exercise price of the options.

                            /s/ Tom Pascoe                          9-27-02
                            -----------------------------------   -------------
                             ** Signature of Reporting Person         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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